[Dow, Lohnes & Albwertson, PLLC Letterhead]






                                November 22, 2004



VIA EDGAR, FAX AND HAND DELIVERY

Ms. Pamela W. Carmody
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Washington, D.C.  20549-0303

             Re:      Cox Communications, Inc.
                      Schedule TO-T/13E-3 filed November 3, 2004, as amended
                      Schedule 14D-9
                      File No. 5-46251

Dear Ms. Carmody:

    We have received your letter dated November 18, 2004, containing additional comments with respect to the above referenced filings. The remainder of this letter provides the text of your comments followed, in each case, by a response. In this regard, page references in our responses correspond to the Offer to Purchase dated November 3, 2004.


Schedule TO-T/13E-3
-------------------

1. We note your response to our previous comment number 1. In transferring its Cox holdings to CEI-M, it would appear that Cox DNS is engaged in the transaction and should be a filing person on the Schedule 13E-3.
    Please advise or revise.

RESPONSE
--------

While we continue to believe that the passive activities of Cox DNS, Inc. should not be deemed to constitute the actions of an entity engaging in a Rule 13e-3 transaction, we will include Cox DNS, Inc. as a filing person on the Schedule TO/13E-3 filed in response to your comments.



2. As noted in our previous comment number 2, it is our position that a material change in the offer occurs when the offer becomes fully financed, i.e., the financing condition is satisfied, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing condition. Accordingly, please confirm that you will keep the offer open for five days once the offer is fully financed. Alternatively, provide us with analysis as to why you believe that, notwithstanding the financing condition, the offer is currently financed.

RESPONSE
--------

As discussed with you by phone on November 19, we believe, notwithstanding the Cox Communications, Inc. ("Cox") financing condition, the offer is currently fully financed. Cox and Cox Enterprises, Inc. ("Enterprises") have received a binding commitment from Citicorp North America, Inc., Lehman Brothers Commercial Paper Inc. and JPMorgan Chase Bank for unsecured credit facilities providing funds sufficient to purchase all of the shares of Cox Class A common stock Cox has agreed to purchase (or fund the purchase of) in the tender offer and follow-on merger. This commitment letter, as amended, was in place prior to commencement of the tender offer and was filed with the original Schedule TO/13E-3 on November 3, 2004. The material terms of this credit commitment are described on pages 77 and 78. As stated in the seventh paragraph on page 77, "[t]he closing of the new credit facilities will be subject to usual conditions for similar facilities and transactions", which we can confirm to you are customary closing conditions for unsecured, senior credit agreements. Accordingly, we respectfully submit that the tender offer is fully financed in accordance with customary market practice and should be

Ms. Pamela W. Carmody
Office of Mergers and Acquisitions
U.S. Securities & Exchange Commission
Page 2 of 5



considered fully financed under the tender offer rules. To clarify the binding and customary nature of this commitment, we will add the following to the first paragraph under "The Tender Offer and Amount of Funds" on page 73:

"Enterprises and Cox have received a binding commitment from Citicorp North America, Inc., Lehman Commercial Paper Inc. and JPMorgan Chase Bank, which as amended, provides for funds sufficient to purchase all of the outstanding Shares, whether pursuant to the Offer or in the Merger, and this commitment and the facilities contemplated by this commitment are subject only to customary closing conditions for similar facilities and transactions."



4.  We note your response to our previous comments 5, 6 and 19.
    Item 1015(b)(6) requires a summary of the findings and recommendations of any 1015 reports and the bases for and methods of arriving at such findings and recommendations. It does not appear that the descriptions provided for the presentations satisfy this requirement. Please revise to provide more complete disclosure regarding the presentations, including quantification, or provide your basis for not providing such disclosure. Further, the fact that the presentations were preliminary or not used as bases for evaluation of the proposal but rather as negotiation tools would not seem to negate their characterization as Item 1015 reports requiring full Item 1015(b) disclosure.

RESPONSE
--------

As discussed on November 19, we will address separately the Citigroup and Lehman Brothers presentations, the Goldman Sachs presentations and the appraisals for compensatory purposes that were covered, in each case, by comments 5, 6 and/or 19 of your letter dated November 16, 2004.

Citigroup and Lehman Brothers
-----------------------------

o   Presentations as of June 25, June 29, July 22, July 30 and August 25, 2004
    --------------------------------------------------------------------------

Each of these presentations constitutes a report within the meaning of Item 1015 of Regulation M-A and has been filed as an exhibit to our Schedule TO/13E-3. Pages 41 and 42 contain a detailed description of the material financial analyses set forth in the August 25 presentation.
The preceding presentations were generally preliminary presentations that directly evolved into the August 25 presentation; and, therefore a similar description of each of these draft presentations would not provide additional material disclosure. However, page 43 contains a detailed description of one of the material financial analyses set forth in the July 30 presentation because it was not superseded by the August 25 presentation. Furthermore, pages 42 and 43 contain summary valuation ranges of various financial analyses that were set forth in the preliminary presentations.

As stated below, this approach to disclosure is consistent with that of other recent filings on Schedule 13E-3 where the Item 1015 exhibits included several, successive draft versions of valuation analyses by an outside financial advisor.

o   Presentation as of October 7, 2004
    ----------------------------------

This presentation constitutes a report within the meaning of Item 1015 of Regulation M-A and has been filed as an exhibit to our Schedule TO/13E-3.
As set forth on page 43, the sole purpose of this report was to respond to the report presented by Goldman Sachs on September 28, 2004. Page 43 contains a detailed description of the material financial analysis set forth in the October 7 presentation.

Ms. Pamela W. Carmody
Office of Mergers and Acquisitions
U.S. Securities & Exchange Commission
Page 3 of 5



Goldman, Sachs & Co.
--------------------

o Presentations to the Special Committee of August 18, August 25, September 15, September 23 and October 18, 2004
    ----------------------------------------------------------------

Each of these presentations constitutes a report within the meaning of
Item 1015 of Regulation M-A and has been filed as an exhibit to our Schedule TO/13E-3. Pages 28 through 38 contain a detailed, long form description of the October 18 presentation. The preceding presentations were preliminary presentations that directly evolved into the October 18 presentation; and therefore, a similar description of each of these draft presentations would not provide additional material disclosure.

This approach to disclosure is consistent with that of other recent filings on Schedule 13E-3 where the Item 1015 exhibits included several, successive draft versions of valuation analyses by an outside financial advisor
(see, e.g., final version of the Schedule 13E-3 filed by U.S. Oncology Inc. on July 21, 2004 and final version of the Schedule 13E-3 filed by Duane Reade Inc. on June 30, 2004). The consistent approach under these circumstances is not to overwhelm the reader with long form descriptions of each successive preliminary presentation, but to include one long form description of the final, superseding presentation.

o "Negotiating Presentation" of September 28, 2004 by the Special Committee and Goldman Sachs to Citigroup and Lehman Brothers
    --------------------------------------------------------------------------

The presentation of September 28, 2004 is not a report within the meaning of
Item 1015 because it was not a report from an outside advisor to the Special Committee. It was a presentation to the outside advisors of Enterprises prepared by the outside advisors of the Special Committee at the instructions and under the supervision of the Special Committee and with significant input from the Special Committee. It is common in negotiations for presentations to be made to the other side's banker and these presentations are, to the filing persons' knowledge, never disclosed in the long form descriptive format seen, for example, on pages 28 to 38. The rationale is not that these presentations are "for negotiating purposes", but that they are not valuation reports from the outside advisor to the management or the board. Rather, they are banker-to-banker presentations that are usually, as was the case here, prepared by a financial advisor at the instructions and under the supervision of the financial advisor's client and with significant input from the client. Nonetheless, we have erred on the fulsome disclosure side of the spectrum seen in precedents for such presentations: page 17 contains a four-paragraph description of this presentation and this presentation is included as an exhibit to our Schedule TO/13E-3.

To make it clear that this was not a report to the Special Committee, but a presentation to Citigroup and Lehman Brothers prepared by Goldman Sachs at the instructions and under the supervision of the Special Committee and with significant input from the Special Committee, we will amend and restate the exhibit description for this document to state "Negotiating Presentation Delivered by Goldman, Sachs & Co. to Citigroup Global Markets Inc. and Lehman Brothers Inc." and change the phrase "which was prepared only for the purposes of negotiation" on page 17 to read "which was prepared for presentation to Citigroup and Lehman Brothers by Goldman Sachs, at the instructions and under the supervision of the Special Committee and with significant input from the Special Committee, only for purposes of the negotiating meeting between the two sets of financial advisors on September 28, 2004" in the Schedule
TO/13E-3 amendment being filed in response to your comments.

o   "Marketing" Presentation of May 24, 2004 to Cox and Enterprises
    ---------------------------------------------------------------

The presentation of May 24 does not constitute an Item 1015 report because it is not related to this transaction. The reasons that this presentation does not relate to this transaction are:

    o   This presentation was not part of a specific "pitch" to represent
        Cox, Enterprises or any committee or member of any board or management in connection with this transaction.

    o This presentation was part of the common practice in the investment banking industry of visiting potential clients to discuss developments in the industry as part of ordinary course marketing efforts.
        The industry development contemplated by this meeting was the future sale of assets of Adelphia Communications Corporation. Numerous prospective advisors regularly visit corporations to make these types of presentations and it is fairly typical to include hypothetical analyses of stock repurchases in these presentations.

Ms. Pamela W. Carmody
Office of Mergers and Acquisitions
U.S. Securities & Exchange Commission
Page 4 of 5



    o More detailed disclosure of this marketing presentation would not be informative and could even be misleading because this presentation was based on financial and other data that has substantially changed and was prepared without the benefit of any due diligence.

    o The Special Committee concluded, after consultation with Goldman Sachs, that the substance of this presentation was not relevant to this transaction due to the superseded nature of the financial data, the lack of any due diligence and the absence of any valuation analysis.


Appraisals for Compensatory Purposes
------------------------------------

As discussed on November 19, we disclosed and filed the Bond & Pecaro and Sleavin appraisals not because these appraisals relate to the fairness or other terms of this transaction, but rather because the Enterprises executives who negotiated this transaction were aware of these appraisals, as such appraisals were used to determine a portion of their incentive compensation. The appraisals filed as exhibits to our Schedule TO/13E-3 were not viewed by Enterprises, Cox or their respective financial advisors as probative to the appropriate value of Cox in connection with the negotiating of the tender offer price. In this regard, please note that both such appraisals were as of December 31, 2003, and delivered in March 2004, well before Enterprises began analyzing a potential tender offer for the Cox shares it does not beneficially own. Because of the nature of the appraisals, Bond & Pecaro and Sleavin do not provide any findings, other than a value attributable to Enterprises' stake in Cox, and they do not include any recommendations. The delivered appraisals did not provide Enterprises with the underlying assumptions and analyses, so valuation ranges and similar details were not part of their reports. The appraisers do provide a general description of their methodologies and the data reviewed, and our disclosure in the Schedule TO/13E-3, as amended, describes the material bases and methods for their respective valuations of Cox. We respectfully submit that our disclosure complies with Item 1015(b) of Regulation M-A and provides all of the information about the Bond & Pecaro and Sleavin appraisals that is relevant to an investor's decision regarding the tender offer.



5.  We note your response to our previous comment number 11.
    Item 1015 of Regulation M-A requires the filing and disclosure of reports from outside parties that material[ly] relate to the transaction. It is unclear why you have concluded that the report was not relevant.
    In this regard, we note that Cox in considering its investment alternatives considered a share buyback. Goldman Sachs appears to have provided a report on investment alternatives including a buyback.
    Cox is now conducting a share buyback.

RESPONSE
--------

We have included the response to this comment under "Goldman Sachs & Co." in our response to comment 4 above.



6. We note your response to our previous comment number 13. Please expand to state why the special committee did not believe that an analysis of book value was material to its consideration.

RESPONSE
--------

The Special Committee did not believe book value to be material to its consideration of the offer and the merger because it did not view book value as a meaningful measure of Cox's value relative to other factors considered by the Special Committee, such as public market valuation or earnings and cash flow. In this regard, we note that Cox's book value is and has been less than $16.00 per share for the last two calendar years, while the trading price of Cox stock has been in a range of per share prices from above the mid-$20s into the mid-$30s. The paragraph under the caption "Special Factors-Reasons for the Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and Merger-Matters Not Considered" will be amended by

Ms. Pamela W. Carmody
Office of Mergers and Acquisitions
U.S. Securities & Exchange Commission
Page 5 of 5



deleting the last sentence (which was added in response to comment 13 of your letter dated November 16, 2004) and adding the following two sentences to the end of the paragraph:

"The Special Committee also did not consider Cox's book value. The Special Committee did not believe book value to be material to its consideration of the offer and the merger because it did not view book value as a meaningful measure of Cox's value relative to other factors considered by the Special Committee, such as public market valuation or earnings and cash flow."



Schedule 14D-9
--------------

7.  Please make corresponding changes to the Schedule 14D-9 as applicable.

RESPONSE
--------

Appropriate corresponding changes will be made in a Schedule 14D-9 amendment.




                                  * * * * * * *

    We hope you will find this letter responsive to your comments. Your prompt review of our responses would be greatly appreciated. In this regard, we have provided the complete text of our revised disclosures in this letter to facilitate your review. We respectfully request that you begin your review as we complete the Schedule TO/13E-3 amendment and Schedule 14D-9 amendment, both of which we intend to file later today.

    If you have any questions regarding these responses, please contact me at 202-776-2941 or Stuart Sheldon at 202-776-2527. Please direct any written correspondence to my attention by fax at 202-776-2222.


                                             Sincerely,




                                             /s/ Thomas D. Twedt
                                             -------------------
                                             Thomas D. Twedt



cc: Robert C. O'Leary
    Jimmy W. Hayes
    Andrew A. Merdek
    Stuart A. Sheldon
    Charles M. Nathan
    Peter S. Golden